Exhibit 5.1

October 15, 2013	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

OCZ Technology Group, Inc.

6373 San Ignacio Avenue

San Jose, California 95119

Re: OCZ Technology Group, Inc. 2012 Equity Compensation Plan

Ladies and Gentlemen:

We have acted as special counsel to OCZ Technology Group, Inc., a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933 on a registration statement on Form S-8 (the “Registration Statement” ) of 6,024,708 shares of common stock, $0.0025 par value, of the Company (the “Shares”) to be issued pursuant to the OCZ Technology Group, Inc. 2012 Equity Compensation Plan (the “Plan”), and the associated preferred share purchase rights (the “Rights”) to be issued pursuant to the rights agreement (the “Rights Agreement”), dated October 25, 2011, between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”).

In rendering the opinions expressed herein, we have examined and relied upon such documents, corporate records, certificates of public officials and certificates as to factual matters executed by officers of the Company as we have deemed necessary or appropriate. We also have assumed that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent and that the members of the Board of Directors of the Company have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement.

Based upon and subject to the foregoing, it is our opinion that:

1. The Shares have been duly authorized for issuance and when issued in accordance with the provisions of the Plan will be validly issued, fully paid and non-assessable shares of the Company; and

2. The Rights have been duly authorized for issuance and when the Shares have been issued in accordance with the provisions of the Plan will be binding obligations of the Company entitled to the benefits of the Rights Agreement and enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding at law or equity).

It should be understood that the opinion above concerning the Rights does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time and that the opinion above addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating such rights in their entirety.

We express no opinion as to matters under or involving any laws other than the laws of the State of Illinois, the laws of the State of Delaware and the federal laws of the United States of America.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement

The opinions and statements expressed herein are as of the date hereof. We assume no obligation to update or supplement this opinion letter to reflect any facts or circumstances that may hereafter come to our attention or any changes in applicable law which may hereafter occur.

Sincerely,

/s/ Mayer Brown LLP
Mayer Brown LLP